Exhibit 8.1

LIST OF SUBSIDIARIES

Subsidiaries	Place of Incorporation
PSI Group Holdings Ltd	Cayman Islands
PSI (BVI) Ltd	British Virgin Islands
BGG (BVI) Ltd	British Virgin Islands
Profit Sail Int’l Express (HK) Limited	Hong Kong SAR
Business Great Global Supply Chain Limited	Hong Kong SAR
PSIG Investment Limited	British Virgin Islands
PSIG Singapore Pte. Limited	Singapore